BOARD OBSERVER AGREEMENT

This BOARD OBSERVER AGREEMENT (the **"Agreement"**) is entered into as of May 12, 2025 by and between TMC the metals company Inc., a company incorporated under the laws of British Columbia, Canada (the **"Company"**), and Zachary A. Wydra (the **"Observer"**).

RECITALS

WHEREAS, the Company has agreed to invite the Observer to attend meetings of the Company's Board of Directors and/or its committees (the **"Board"**) and to receive certain information regarding the Company, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth herein, the parties agree as follows:

1. BOARD OBSERVER RIGHTS

1.1.   Access to Meetings. The Company agrees to give the Observer the right to attend and participate in a non-voting capacity in all meetings of the Board, whether held in person, telephonically, or virtually, subject to the terms of this Agreement.

1.2.   Access to Information. The Company agrees to provide the Observer with copies of all materials provided to members of the Board, including notices, minutes, and other materials, at the same time and in the same manner as provided to the Board, except as provided in Section 2.

1.3.   No Voting Rights. The Observer shall have no voting rights and shall not be considered a member of the Board for any purpose.

1.4.   Purpose of Role. The parties acknowledge that the Observer's participation is intended to provide financial and capital markets expertise to the Board. The Observer serves in an unpaid, non-director capacity and holds no fiduciary duty to the Company.

2. LIMITATIONS

2.1.   Exclusion from Meetings. The Company reserves the right to exclude the Observer from any meeting or portion thereof where confidential or privileged information unrelated to the Observer's purpose is discussed or the Observer's presence would create a conflict of interest. For example, this may include meetings or discussions relating to a transaction involving the Observer or a specific director, or where the subject matter relates to a potential conflict of interest.

2.2   Access to Information. The Company may withhold information or materials from the Observer that are subject to attorney-client privilege or other applicable privilege or relate to matters where the Observer's presence would result in a conflict of interest or other confidentiality concerns, including, for example, discussions involving transactions or issues directly related to the Observer or a specific director, or where the subject matter relates to a potential conflict of interest.

3. CONFIDENTIALITY

3.1   Confidential Information. The Observer agrees to maintain the confidentiality of all non-public, proprietary, or sensitive information disclosed in connection with their role, whether oral or written (**"Confidential Information"**).

3.2   Use of Confidential Information. The Observer agrees to use Confidential Information solely for the purpose of fulfilling the role of observer and agrees not disclose it to any third party without the Company's prior written consent.

4. FIDUCIARY DUTIES

4.1   No Fiduciary Duty. The Observer shall not have, nor shall be deemed to have, any fiduciary duties to the Company or its shareholders by virtue of his role as observer.

5. CONDUCT

5.1.   Standards of Conduct. While not an employee, officer, or director of the Company, the Observer agrees to act in accordance with the highest standards of professionalism and confidentiality and to refrain from taking any action with the intention of harming the interests of the Company.

5.2.   Acknowledgment of Company Policies. The Observer acknowledges receipt of the Company's Code of Business Conduct and Ethics and Insider Trading Policy, attached hereto as Appendices I and II. While not subject to the full scope of these policies, the Observer agrees to comply with the applicable principles to the extent relevant to his role; specifically, the Observer will comply with all restrictions on the use of material non-public information (MNPI), including applicable black-out periods, and will adhere to the relevant confidentiality obligations.

5.3.   Non-Director Status. For the avoidance of doubt, the Observer is not considered a director, officer, employee, or contractor of the Company and shall not be subject to director-specific obligations or fiduciary duties.

6. TERM AND TERMINATION

6.1   Term. The Observer's rights under this Agreement shall commence as of the date hereof and continue until terminated in accordance with Section 5.2.

6.2   Termination. Either party may terminate this Agreement upon written notice to the other party. The Company may terminate the Observer's rights immediately for cause, including breach of this Agreement or violation of confidentiality obligations.

7. MISCELLANEOUS

7.1   Notices. All notices required or permitted under this Agreement shall be in writing and sent to the addresses specified below (or such other addresses as may be provided from time to time) by mail, courier service, fax or email.

the Company:	Observer:
TMC the metals company, Inc. 1111 West Hastings Street, 15th Floor Vancouver BC V6E 2J3 Attn: Ryan Coombes, General Counsel	Zackary A Wydra 399 Park Avenue New York, New York 10022
ryan.coombes@metals.co	zwydra@firstmanhattan.com

7.2   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

7.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties regarding the subject matter herein and supersedes all prior discussions or agreements.

7.4 Amendments. This Agreement may only be amended in writing signed by both parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

Company

TMC the metals company Inc.

Signed by:

By: Gerard Barron

B1CBC88075AB4F4...

Name: Gerard Barron

Title: Chief Executive Officer

Date: 5/12/2025

Observer

Zachary A Wydra

DocuSigned by:

Zachary Wydra

085BFFB8DD6446A...

Date: 5/12/2025